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SEC FILE NUMBER
8 - 45364

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amherst Securities Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 North Capital of Texas Highway, Suite 300
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Ste. 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Securities Group, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title


LEIGH TAYLOR
Notary Public, State of Texas
My Commission Expires
June 24, 2009

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMHERST SECURITIES GROUP, L.P.
Index to Financial Statements and Supplemental Schedules
December 31, 2006



CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Partners of
Amherst Securities Group, L.P.:

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. as of December 31, 2006, and the related statements of operations, changes in partners' capital, cash flows and changes in liabilities subordinated to the claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 23, 2007

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

AMHERST SECURITIES GROUP, L.P.
Statement of Financial Condition
December 31, 2006

ASSETS		
Cash and cash equivalents	$	5,227,540
Cash segregated under federal regulations		268,093
Receivable from broker-dealer		1,058,398
Accrued interest receivable		4,221,648
Securities purchased under agreements to resell		269,314,588
Securities owned, at fair value		677,395,540
Note receivable from related party, net of allowance of $987,134		1,360,376
Furniture and equipment, less accumulated depreciation of $2,218,290		1,078,828
Other assets		922,247
TOTAL ASSETS	$	960,847,258
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold under agreements to repurchase	$	629,883,503
Securities sold, not yet purchased, at fair value		266,314,199
Payables to broker-dealers		251,141
Accounts payable		194,474
Accrued liabilities		9,517,195
Liabilities subordinated to claims of general creditors		26,000,000
Total liabilities		932,160,512
Partners' capital		28,686,746
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	960,847,258

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Operations
Year Ended December 31, 2006

REVENUES		
Commission income	$	19,540,063
Trading profits, net of trading interest expense of $44,317,221		12,599,300
Other income		54,282
Total revenues		32,193,645
EXPENSES		
Commissions, employee compensation and benefits		14,715,638
Interest expense on subordinated debt		2,979,783
Communications		347,803
Occupancy and equipment costs		3,970,541
Regulatory fees and expenses		40,644
Depreciation and amortization		775,474
Clearing fees		1,295,355
Professional and consulting fees		540,356
Allowance for bad debt-related party		1,050,540
Other expenses		1,406,381
Total expenses		27,122,515
NET INCOME	$	5,071,130

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2006

	Partners' Capital
Balances at December 31, 2005	$ 40,188,381
Partnership interests issued as compensation	1,120,000
Repurchase of partnership interests	(2,810,904)
Partnership interests issued for cash	325,000
Distributions to partners	(15,206,861)
Net income	5,071,130
Balances at December 31, 2006	$ 28,686,746

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net Income	$ 5,071,130
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation and amortization	775,474
Increase in allowance on note receivable related party	987,134
Partnership interests issued as compensation	453,750
Change in assets and liabilities	
Accrued interest receivable	255,681
Receivables from clearing organization	669,973,703
Securities purchased under agreements to resell	(193,512,334)
Securities owned	245,672,925
Other assets	268,760
Securities sold under agreements to repurchase	(246,923,047)
Securities sold, not yet purchased	(463,473,727)
Accounts payable	3,699
Accrued liabilities	3,547,908
Net cash provided by operating activities	23,101,056
Cash flows from investing activities:	
Capital expenditures	(200,497)
Note receivable from related party	(1,347,510)
Net cash used in investing activities	(1,548,007)
Cash flows from financing activities:	
Distributions to partners	(15,206,861)
Proceeds from issuance of subordinated debt	26,000,000
Repayment of subordinated debt	(31,000,000)
Partnership interests purchased	325,000
Repurchase of partnership interests	(2,810,904)
Net cash used in financing activities	(22,692,765)
Net decrease in cash and cash equivalents	(1,139,716)
Cash and cash equivalents at beginning of year	6,367,256
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,227,540
Supplemental Disclosures of Cash Flow Information:	
Interest paid	$ 45,652,483
Interest income applied to principal on non-accrual note receivable	$ 152,490
Non-Cash Financing Activity:	
Partnership interests issued as compensation	$ 453,750

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2006

Balance at December 31, 2005	$	31,000,000
Additions to liabilities		26,000,000
Payments on liabilities		(31,000,000)
Balance at December 31, 2006	$	26,000,000

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, LP
Notes to the Financial Statements
December 31, 2006

Note 1 - Nature of Business

Amherst Securities Group, L.P. (Partnership) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Partnership primarily markets and trades fixed income securities to institutions throughout the United States. The Partnership has offices located in Texas, Florida, New Jersey, Montana, Virginia, and Connecticut. The Partnership operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

The Partnership is a Texas Limited Partnership formed by a reorganization of Amherst Securities Group, Inc. in 2000. Under the reorganization, Amherst Securities Group, Inc. became the general partner of Amherst Securities Group, L.P. and all of the shareholders of Amherst Securities Group, Inc. obtained a limited partnership interest in Amherst Securities Group, L.P. equal to their ownership interest in Amherst Securities Group, Inc. Additionally, Amherst Securities Group, Inc. changed its name to ASG General Partner, Inc.

The Partnership reorganized on December 31, 2006. Under the reorganization, Amherst Holdings, LLC was formed, which became the approximate 98% Class B partner of the Partnership, and the former Class C and Class B limited partners of the Partnership became the 100% ownership of Amherst Holdings, LLC. The remaining approximate 2% owners of the Partnership included the Class A partners and ASG General Partner, Inc. Amherst Holdings, LLC became the 100% owner of ASG General Partner, Inc.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Significant Accounting Policies, (continued)

Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Partnership considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over five years using the straight-line method. Assets are periodically reviewed for impairment, if any.

Revenue Recognition

Securities owned and securities sold, not yet purchased are valued at fair value with the difference between cost and fair value included in net trading profits. Trading profits also consists of realized gains or losses on firm securities trading accounts, which are reported net of the related interest income and expense.

Commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

Financial instruments and credit risk

Financial instruments that potentially subject the Partnership to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned, note receivable and advances to employees. The Partnership had cash and cash equivalents balances in excess of federally insured limits of $100,000 at various times during 2006 ($292,488 at December 31, 2006). Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Partnership. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

In lieu of corporate income taxes, the individual partners of the partnership are taxed on their proportional share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Note 2 - Significant Accounting Policies, (continued)

Resale and Repurchase Agreements

Transactions involving the purchase of securities under agreements to resell ("reverse repurchase agreements") or the sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest is recorded separately. It is the policy of the Partnership to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2006, the fair value, including accrued interest, of the securities sold subject to repurchase was $631,191,561.

Incentive Compensation Plan

The Partnership grants additional partnership interests as incentive compensation to employees. The grants vest on an annual basis over various periods and termination prior to any vesting date results in the forfeit of unvested amounts.

The Partnership accounts for the cost of employee services received in exchange for an award of partnership interests based on the fair value of the award on the grant date as compensation expense. The grant-date fair value is estimated using pricing models adjusted for unique characteristics of the partnership interest. The Partnership estimates the partnership interest for which the requisite service is expected to be rendered and, if the terms or conditions of an award are modified after the grant date, recognizes incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification.

Financial instruments with off-balance-sheet risk

In the normal course of business, the Partnership enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments may include exchange traded financial futures contracts, options and mortgage-backed to-be-announced securities ("TBAs"). Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Partnership in order to reduce exposure on marketable securities owned and are net settled on a periodic basis. Pursuant to SFAS 133 and FIN 39, the Partnership records the mark-to-market of these off-balance-sheet transactions as of the balance sheet date and records either an asset or liability and recognizes either a gain or a loss related to these transactions as of the date of the report. The market risk is the potential change in the value of the financial instrument caused by unfavorable changes in interest rates or the market values of the securities underlying the instruments. The Partnership monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

AMHERST SECURITIES GROUP, LP
Notes to the Financial Statements
December 31, 2006

Note 3 - Cash Segregated Under Regulations

At December 31, 2006, cash of $268,093 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 4 - Marketable Securities Owned and Marketable Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, consist of the following at December 31, 2006:

		December 31, 2006
Securities owned:		
US government agency bonds	$	387,983,403
Corporate bonds		172,014,508
US treasury bonds		114,550,522
TBA securities		2,765,829
Other investments		81,278
	$	677,395,540
Securities sold, but not yet purchased:		
US treasury bonds	$	215,859,992
US government agency bonds		50,405,847
Investment in credit-default swaps		48,360
	$	266,314,199

Securities owned are held by clearing organization as collateral for amounts payable to clearing organization.

Note 5 – Property and Equipment

Property and equipment consists of the following at December 31, 2006:

Computer equipment and software	$	2,078,443
Furniture and fixtures		787,709
Leasehold improvements		430,966
Total property and equipment		3,297,118
Less accumulated depreciation and amortization		(2,218,290)
Net property and equipment	$	1,078,828

Depreciation expense on property and equipment was $630,034 for the year ended December 31, 2006.

AMHERST SECURITIES GROUP, LP
Notes to the Financial Statements
December 31, 2006

Note 6 - Payable to Broker-Dealers

During May 2004, the Partnership discontinued its self-clearing activities. Amherst has $251,141 due to dealers from when the Partnership was engaged in self-clearing activities. The amount should be settled during future periods. The Partnership has since conducted all business through its clearing broker (Bear Stearns), which settles all trades for the Partnership, on a fully disclosed basis, on behalf of its customers. Under its agreement with Bear Sterns, the Partnership is required to maintain a minimum net capital of $150,000.

Note 7 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Partnership had net capital and net capital requirements of $21,340,745 and $649,648, respectively. The Partnership's net capital ratio was 0.44 to 1.

Note 8 - Employee Benefit Plans

The Partnership sponsors a 401(k) plan for all eligible employees. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of the limit determined by the Internal Revenue Service. The Partnership may elect to make additional contributions at its discretion. No discretionary contributions were made by the Partnership during the year ended December 31, 2006.

Note 9 - Commitments and Contingencies

Liabilities Subordinated to the Claims of General Creditors

In January 2006, the Partnership repaid its $31,000,000 in subordinated note agreements. Simultaneously, the Partnership entered into new subordinated note agreements with substantially the same lenders in the amount of $26,000,000. The agreements have the same repayment terms and bear interest at the greater of 10% or the London Interbank Offered Rate ("LIBOR") plus 6.0% (11.513% at December 31, 2006). Interest only payments are due semi-annually with the total principal due January 2009. The aggregated subordinated note balance outstanding at December 31, 2006 is $26,000,000. Interest expense on the subordinated notes incurred for the year ended December 31, 2006 was $2,979,783, of which $1,272,201 is accrued at December 31, 2006.

Note 9 - Commitments and Contingencies, (continued)

The agreements have restrictive operating and financial covenants with which the Partnership must comply to avoid accelerated repayment of the notes. The Partnership was in compliance with all applicable covenants at December 31, 2006.

The subordinated borrowings are covered by an agreement approved by the NASD and, are thus, available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid. The borrowings also may not be repaid until regulatory approval.

2002 Equity Participation Plan

During 2002, the Partnership adopted the 2002 Equity Participation Agreement. Under the agreement certain key management will receive periodic incentive awards of Class B Units of the Partnership as determined by the Equity Participation Committee appointed by the Partnership. Incentive awards for 2006 were valued by the Partnership based on the book value of the Class B Units at the date of grant. The Units will vest at various percentages over a three year period based on the date the incentive award was granted. The Partnership recorded compensation expense, including associated taxes, totaling $453,750 during the year ended December 31, 2006. The 2002 Equity Participation Agreement terminated on December 31, 2006 upon the Partnership's reorganization.

Clearing Agreement

The Partnership entered into a clearing agreement with Bear Stearns Securities Corp. ("Bear Stearns") effective March 2004, in which Bear Stearns acts as the clearing broker to clear and carry, on a fully disclosed basis, the Partnership's margin, cash, and proprietary accounts, and the Partnership is a correspondent of Bear Stearns. The agreement with the clearing broker-dealer calls for minimum monthly charges of $22,500 per month.

Lease Commitments

The Partnership leases office facilities under non-cancellable operating lease agreements which expire at various times through February 2010. Occupancy rental expense for the year ended December 31, 2006 was $835,570. The Partnership also leases various types of equipment under operating lease agreements expiring at various dates through December 2009. Equipment rental expense for the year ended December 31, 2006 was $2,863,660.

Note 9 - Commitments and Contingencies, (continued)

At December 31, 2006, the future minimum rental payments required under the various lease agreements are as follows:

Year Ending December 31,		
2007	$	2,558,267
2008		1,019,322
2009		347,041
2010		13,989
Thereafter		-
Total	$	3,938,619

Note 10 - Related Party Transactions

The Partnership entered into a $2,500,000 unsecured note receivable with Amherst Funding Group, L.P., a related party to replace an existing $1 million note and fund $1.5 million in cash. The term of this note began on December 1, 2006, and was due on December 31, 2006. The annual interest rate on the note is LIBOR plus 6.0% (11.3651% at December 31, 2006). Amherst Funding Group, L.P. has defaulted on the note, and therefore, the Partnership has placed the note on non-accrual status. The Partnership recorded a $987,134 reserve on the note receivable and reclassified interest income received against the principal balance at December 31, 2006 totaling $152,490. The balance of the note at December 31, 2006 was $2,347,510.

The Partnership had accounts payable balances due to related parties totaling $19,558 at December 31, 2006.

During 2006, the Partnership engaged in trading activity with the Class A Limited partners. Management of the Partnership believes this activity was conducted on terms equivalent to arms-length transactions.

Note 11 - Accrued Liabilities

The balance of this account consisted of the following as of December 31, 2006:

Accrued Bonuses and Overrides	$	1,618,456
Interest on Subordinated Debt		1,272,201
Repo Interest Payable		1,308,058
Principal and Interest Payable		1,235,620
Other Interest Payable		2,539,719
Other Accrued Liabilities		1,543,141
Total Accrued Liabilities	$	9,517,195

Note 12 - Fair Value of Financial Instruments

The financial instruments of the Partnership are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except repurchase and reverse repurchase agreements and subordinated notes. The following methods and assumptions were used by the Partnership to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Repurchase Agreements: The fair value estimates are based on the fair market value of the collateral.

Reverse Repurchase Agreements: The fair value estimates are based on dealer quotes.

Subordinated Notes: The carrying amounts of subordinated notes approximate their values.

Notes Receivable: The carrying amounts of notes receivable equal cash paid less allowance for doubtful collection.

Note 13 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership has $946,710,128 or approximately 96%, of its total assets in securities owned and receivable from or held by its clearing organization. The Partnership also has $896,197,702 or approximately 99% in securities sold short and payable to its clearing organization.

The Partnership has sold securities, not yet purchased, in order to reduce interest rate exposure on bonds included in marketable securities owned. The Partnership has recorded these obligations in the financial statements at the December 31, 2006 at the fair values of the securities sold short and will incur a loss if the fair value of the securities increases subsequent to December 31, 2006.

Note 13 – Off-Balance-Sheet Risk and Concentration of Credit Risk, (continued)

The Partnership has invested in credit-default swap (CDS) agreements for three purposes: first, to further hedge for a catastrophic credit event for which the Partnership's normal hedging strategy may leave the Partnership inadequately hedged; second, to create an arbitrage-advantaged pairing in conjunction with a long or short position for a more marketable and potentially more profitable offering; and third, to facilitate the purchase of an existing CDS for a third-party customer. The Partnership recorded $771,415 of trading profit related to CDSs for the year ended December 31, 2006, and had a $48,360 valuation adjustment accrued as a liability.

Cash held at December 31, 2006 exceeded the federally insured limit by $292,488; however, this at risk amount is subject to significant fluctuations on a daily basis.

Schedule I

AMHERST SECURITIES GROUP, L.P.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Total partners' capital qualified for net capital		$ 28,686,746
Liabilities subordinated to the claims of general creditors		$ 26,000,000
		54,686,746
Deductions for non-allowable assets		
Furniture and equipment, net	1,078,828	
Note receivable from related party	1,360,376	
Interest receivable	23,156	
Investment in NDAQ	61,953	
Other assets	922,247	
		3,446,560
Other deductions		
Haircuts on repurchase agreements	4,176,423	
Certificate of deposit	150,000	
Excess deduction on fidelity bond	22,042	
		4,348,465
Total deductions and/or charges		7,795,025
Net capital before haircuts on securities		46,891,721
Haircuts on securities		24,901,328
Net Capital		$ 21,990,392
Aggregate indebtedness		
Accounts payable and accrued liabilities		9,711,669
Payables to broker-dealers		251,141
Less: reserve account		218,093
Total aggregate indebtedness		$ 9,744,717
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		$ 649,648
Net capital in excess of minimum requirement		$ 21,340,745
Ratio of aggregate indebtedness to net capital		0.44 to 1

Reconciliation with Partnership's computation of Net Capital (included in Part II of form X-17A-5 as of December 31, 2006):

Net capital, as reported in the Corporation's Part II (unaudited) Focus report filed with the NASD on January 23, 2007	$ 22,025,574
Audit adjustments:	
Net effect of audit adjustments on net income	1,770
Additional assets noted as unallowable	(48,847)
Net effect of audit adjustment on other deductions from fidelity bond calculation	11,895
Net capital per audit	$ 21,990,392

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report on Internal Control

To the Partners of
Amherst Securities Group, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Amherst Securities Group, L.P. (the Partnership) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 23, 2007

END